UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

AEMETIS, INC.
(Exact name of registrant as specified in its charter)

Nevada	26-1407544
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

20400 Stevens Creek Blvd., Suite 700 Cupertino, California	95014
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

        In this Registration Statement, the “Company,” “Aemetis,” “we,” “us” and “our” refer to Aemetis, Inc.

Governing Law and Organizational Documents

Aemetis is governed by the laws of the State of Nevada and its articles of incorporation, as amended (the “Articles of Incorporation”), and bylaws (the “Bylaws”). The Articles of Incorporation may not be amended without the affirmative vote of the Company’s stockholders holding a majority of the voting power of the Company. The Bylaws may be amended by either the Company’s board of directors (the “Board”) or by vote of the Company’s stockholders holding a majority of the voting power of the Company.

Common Stock

Under the Articles of Incorporation we are authorized to issue up to 40 million shares of common stock, par value $0.001 per share (the “Common Stock”). As of May 28, 2014, we had 20,244,566 shares of Common Stock issued and outstanding.

We filed a Certificate of Change with the Secretary of State of the State of Nevada on May 9, 2014 which had the effect of amending the Articles of Incorporation in order to effectuate a reverse split of our issued and outstanding and authorized shares of Common Stock (the “Reverse Split”). Upon the effectiveness of the Reverse Split, every ten shares of issued and outstanding and authorized Common Stock was combined into one share of Common Stock with any fractional shares rounded up to the next whole share and without any change in the par value per share. Upon the effectiveness of the Reverse Split, the number of issued and outstanding shares of Common Stock was proportionately reduced from 201.70 million shares to 20.17 million shares. The authorized shares of Common Stock were also proportionally reduced from 400 million shares to 40 million shares.

Each outstanding share of Common Stock entitles the holder thereof to one vote per share on all matters. Stockholders do not have preemptive rights to purchase shares in any future issuance of Common Stock. Upon our liquidation, dissolution or winding up, and after payment to our creditors and holders of Series B Preferred Stock, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of Common Stock.

The holders of shares of Common Stock are entitled to dividends out of funds legally available when and as declared by the Board. We have never declared or paid cash dividends. The Board does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments.

Preferred Stock

We are authorized to issue up to 65,000,000 shares of preferred stock, par value $0.001 per share, of which 7,235,565 shares are designated Series B Preferred Stock, of which 2,381,061 shares are issued and outstanding as of May 28, 2014.  The Series B Preferred Stock was not impacted by the Reverse Split, however, the conversion ratio for the conversion of Series B Preferred Stock into Common Stock was adjusted as a result of the Reverse Split. Our Series B Preferred Stock is convertible into Common Stock. Assuming all of the issued and outstanding shares of Series B Preferred Stock are converted to Common Stock, as a result of the Reverse Split, the 2,381,061 issued and outstanding shares of Series B Preferred Stock will be converted to an aggregate of 238,110 shares of Common Stock, which includes the fractional shares rounded up to the next whole share. Please see further discussion below under “Conversion.”

The Articles of Incorporation authorize the Board to issue shares of preferred stock in one or more classes or series within a class upon authority of the Board without further stockholder approval. Any preferred stock issued in the future may rank senior to the Common Stock with respect to the payment of dividends or amounts upon our liquidation, dissolution or winding up. In addition, any such shares of preferred stock may have class or series voting rights. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the un-issued preferred stock might tend to discourage or render more difficult a merger or other change in control. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, us or a majority of our outstanding voting stock.

Series B Preferred Stock

Voting. Holders of our Series B Preferred Stock are entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series B Preferred Stock held by such holder could be converted as of the record date. Currently each share of Series B Preferred Stock is entitled to one-tenth (1/10) of a vote per share of Series B Preferred Stock. In addition, without obtaining the approval of the holders of at least two-thirds (2/3) of the outstanding Series B Preferred Stock, the Company cannot:

●	increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series B Preferred Stock;
●	effect an exchange, reclassification or cancellation of all or a part of the Series B Preferred Stock, including a reverse stock split, but excluding a stock split;
●	effect an exchange, or create a right of exchange, of all or part of the shares of another class of shares into shares of Series B Preferred Stock; or
●	alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock so as to affect adversely the shares of such series.

Dividends. Holders of all of our shares of Series B Preferred Stock are entitled to receive noncumulative dividends payable in preference and prior to any declaration or payment of any dividend on the Common Stock as may from time to time be declared by the Board out of funds legally available for that purpose at the rate of 5% of the original issue price of $3.00 per share.

       Liquidation Preference.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series B Preferred Stock are entitled to receive, prior and in preference to any payment to the holders of the Common Stock, the original issue price of $3.00 per share plus all declared but unpaid dividends (if any) on the Series B Preferred Stock.

      Conversion.  Each share of Series B Preferred Stock is convertible, at the option of the holder thereof at any time, into shares of Common Stock at the then effective conversion rate. In addition, at such time as the Registration Statement covering the resale of the shares of Common Stock issuable upon the conversion of the Series B Preferred Stock is declared effective, then all outstanding Series B Preferred Stock shall be automatically converted into Common Stock at the then effective conversion rate. The conversion rate of the Series B Preferred Stock is adjusted for stock splits, stock dividends, stock combinations, reclassifications, exchanges and the like.

Stock Options

As of May 15, 2014, the number of authorized shares of Common Stock available for issuance under our equity incentive plans, the Zymetis 2006 Stock Incentive Plan (“2006 Plan”) and the Amended and Restated 2007 Stock Plan (“2007 Plan”), was 185,000 and 975,043, respectively. As of May 15, 2014, 25,873 shares were issuable upon exercise of vested options under the 2006 Plan and 550,200 shares were issuable upon exercise of vested options under the 2007 Plan. In addition, we have granted options to purchase up to 97,750 shares of Common Stock outside both aforementioned plans, of which options to purchase 76,188 shares were vested and exercisable as of May 15, 2014.

Warrants

As of May 15, 2014, we have issued warrants to purchase up to 468,949 shares of Common Stock at exercise prices ranging from $0.01 per share to $5.00 per share with expiration dates ranging from December 2015 to May 2023. Please see our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2014, incorporated by reference herein, for more information about our outstanding warrants.

Anti-Takeover Provisions

Certain provisions of Nevada law, the Articles of Incorporation and the Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company.

Nevada Law

Nevada's "combinations with interested stockholders" statutes (Nevada Revised Statutes ("NRS") 78.411 through 78.444, inclusive) prohibit specified types of business "combinations" between certain Nevada corporations and any person deemed to be an "interested stockholder" for two years after such person first becomes an "interested stockholder" unless the corporation's board of directors approves the combination (or the transaction by which such person becomes an "interested stockholder") in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation's voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an "interested stockholder" is any person who is (1) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then-outstanding shares of the corporation. The definition of the term "combination" is sufficiently broad to cover most significant transactions between a corporation and an "interested stockholder".

Nevada's "acquisition of controlling interest" statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These "control share" laws provide generally that any person that acquires a "controlling interest" in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws would apply to us if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger) and do business in the State of Nevada directly or through an affiliated corporation, unless the Articles of Incorporation or Bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a "controlling interest" whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become "control shares" to which the voting restrictions described above apply.

In addition, NRS 78.139 also provides that directors may resist a change or potential change in control if the directors, by majority vote of a quorum, determine that the change is opposed to, or not in, the best interests of the corporation.

Board of Directors Vacancies

Under NRS 78.335, one or more of the incumbent directors may be removed from office by the vote of stockholders representing two-thirds or more of the voting power of the issued and outstanding stock entitled to vote.  The Articles of Incorporation and Bylaws authorize only the Board to fill vacant directorships.  In addition, the number of directors constituting the Board is set only by resolution adopted by a majority vote of the entire Board.  These provisions prevent a stockholder from increasing the size of the Board and gaining control of the Board by filling the resulting vacancies with its own nominees.

No Cumulative Voting

The NRS does not permit stockholders to cumulate their votes other than in the election of directors, and then only if expressly authorized by the Articles of Incorporation.  The Articles of Incorporation as currently in effect do not provide for cumulative voting in election of directors.

Transfer Agent And Registrar

The Company’s transfer agent and registrar for the Common Stock is Corporate Stock Transfer.

Item 2. Exhibits.

The following exhibits to this Registration Statement on Form 8-A are incorporated by reference to the documents specified, which were filed previously with the Commission:

3.1	Articles of Incorporation of Aemetis, Inc. (included as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, as filed with the Commission on November 14, 2008 and incorporated herein by reference).

3.2	Certificate of Amendment to Articles of Incorporation of Aemetis, Inc. (included as Exhibit 3.1.1 to the Company’s Quarterly Report on Form 10-Q, as filed with the Commission on November 14, 2008 and incorporated herein by reference).

3.3	Certificate of Designation of Series B Preferred Stock of Aemetis, Inc. (included as Exhibit 3.2 to the Company’s Current Report on Form 8-K, as filed with the Commission on December 13, 2007 and incorporated herein by reference).

3.4	Certificate of Amendment to Articles of Incorporation of Aemetis, Inc. (included as Exhibit 3.3 to the Company’s Current Report on Form 8-K, as filed with the Commission on December 13, 2007 and incorporated herein by reference).

3.5	Certificate of Amendment to Articles of Incorporation of Aemetis, Inc. (included in the Company’s Information Statement on Schedule 14C, as filed with the Commission on October 26, 2011 and incorporated herein by reference).

3.6	Certificate of Change to Articles of Incorporation of Aemetis, Inc. (included as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, as filed with the Commission on May 15, 2014 and incorporated herein by reference).

3.7	Bylaws of Aemetis, Inc. (included as Exhibit 3.4 to the Company’s Current Report on Form 8-K, as filed with the Commission on December 13, 2007 and incorporated herein by reference).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

AEMETIS, INC.

Date: June 3, 2014	By:	/s/ Eric A. McAfee
Eric A. McAfee
Chief Executive Officer